                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                       Emons Transportation Group, Inc.
                               (Name of Issuer)


                    Common Stock par value $0.01 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                  291575-10-8
                       --------------------------------
                                (CUSIP Number)


                              Mark S. Weitz, Esq.
                          Leonard, Street and Deinard
                            150 South Fifth Street
                             Minneapolis, MN 55402
                                (612) 335-1517
                   -----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 6, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 7 pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 291575-10-8                                    Page 2 of 7
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael J. Blake    ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            381,100

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             381,100

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      381,100

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 291575-10-8                                    Page 3 of 7
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brian E. Danzis    ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            51,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             51,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      51,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

Item 1.    Security and Issuer
-------    -------------------

           (a) Class of Securities:  Common Stock, par value $0.01 per share

           (b) Issuer: Emons Transportation Group, Inc. (the "Issuer")
                       96 South George Street
                       York, PA 17401

Item 2.    Identity and Background
-------    -----------------------

           (a-c), (1) This statement is being filed by Michael J. Blake ("Blake") and Brian E. Danzis ("Danzis"), citizens of the United States.

           Blake is a general partner of Robinson, Blake & George, a Minnesota investment partnership, and a director of the Minneapolis Grain Exchange. His principal business address is 412 South Fourth Street, Suite 1200, Minneapolis, Minnesota 55415.

           Danzis is a Vice President of American Tower Systems, Inc. His principal business address is 2120 Fisher Road, Mechanicsburg, Pennsylvania 17055.

           While there is no written agreement between Blake and Danzis, Danzis may follow the instructions of Blake with respect to the voting or disposition of the shares of the Issuer owned by Danzis. Blake and Danzis each hereby expressly disclaim that they constitute a "group," as such term is used in Schedule 13D.

           (d,e) During the last five years, neither Blake nor Danzis has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or other Consideration
-------    -------------------------------------------------

     Since October 7, 1996, the date of the initial filing of Schedule 13D, Blake and Danzis acquired an aggregate 132,100 of the Issuer's Common Stock for an aggregate purchase price of $420,156, as set forth in Item 5(c) hereof.

     Each of Blake and Danzis purchased their respective shares, as set forth in
Item 5(c) hereof, with personal funds.

Item 4.    Purpose of Transaction.
-------    -----------------------

     Blake and Danzis purchased the Shares reported herein to obtain an equity interest in the Issuer. Although, other than as described in this Item, the owners do not have any current plans or proposals with respect to the Issuer or its Shares, they reserve the right to take any and all actions which could include, without limitation, a proxy contest or an acquisition of the Issuer, alone or in conjunction with others. Considerations relevant to any future action may include then current market and economic conditions, the Issuer's then current or prospective financial performance, the market performance of the Common Stock of the Issuer and management's plans, if any, with respect to the Issuer. The owners also may continue to acquire Shares and may dispose of Shares, from time to time, in the open market or otherwise.

     On August 8, 1997 and August 15, 1997, in telephone conversations with the Issuer's Chairman of the Board, Blake indicated his desire to serve on the Issuer's Board of Directors or to appoint a nominee to serve on the Issuer's Board of Directors. While no formal commitment has been made to Blake with respect to his participation on the Issuer's Board of Directors, Blake has been informally invited to meet with the Board of the Issuer at its next meeting (September 18, 1997), and to be a member of the management slate of director nominees at the Issuer's next annual meeting of shareholders.

     Blake intends to work with the Board to encourage an aggressive strategy of acquisitions of companies in transportation related industries. In August 1997, Blake engaged in conversations with several acquisition candidates and financing sources.

Item 5.    Interest in Securities of the Issuer
-------    ------------------------------------

     (a-b) Subject to the disclaimer of beneficial ownership hereinafter set forth Blake and Danzis hereby report beneficial ownership of an aggregate 432,100 Shares, as follows:


                          Number
Person                    of Shares       Percent of Class
--------                  ---------       ----------------

Michael J. Blake          381,100                6.6%

Brian E. Danzis                           51,000      0.9%
                                          ------      ---

TOTAL                                    432,100      7.5%

     The Percent of Class is based upon the number of outstanding shares reported in the Issuer's Form 10-Q for the quarter ended March 31, 1997.

     Each of Blake and Danzis possess sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the number of shares set forth opposite such person's name.

     AS PROVIDED IN RULE 13d-4, BLAKE AND DANZIS EACH HEREBY DECLARE THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT EITHER ONE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES OWNED BY THE OTHER.

     (c) The following table sets forth the transactions effected by Blake and Danzis since October 6, 1996. Each of the transactions set forth below reflects a purchase effected (unless otherwise noted) by means of trades on the NASDAQ.


Purchase in the
---------------
Name of                           Purchase Date         Price Per Share ($)        Number of Shares
-------                    --------------------         -------------------        ----------------

Brian E. Danzis                        10/14/96               3.0625                    10,500
Brian E. Danzis                        10/15/96               3.0033                     9,500
Michael J. Blake                       10/15/96               3.0000                     4,000
Brian E. Danzis                        11/20/96               2.6250                       700
Brian E. Danzis                        11/26/96               3.0000                       300
Michael J. Blake                       12/6/96                3.3125                    10,000
Michael J. Blake                       12/13/96               3.8750                     5,000
Michael J. Blake                       12/18/96               4.8750                    10,000
Michael J. Blake                       3/5/97                 3.3750                     3,000
Brian E. Danzis                        3/7/97                 3.6250                     4,000
Michael J. Blake                       3/7/97                 3.5616                    35,000
Michael J. Blake                       4/9/97                 2.7500                       200
Michael J. Blake                       4/29/97                2.3750                       200
Michael J. Blake                       5/2/97                 2.8125                       200
Michael J. Blake                       5/6/97                 2.8125                       200
Michael J. Blake                       5/14/97                2.8750                       200
Michael J. Blake                       5/27/97                2.6250                       200
Michael J. Blake                       5/29/97                2.6250                       200

Michael J. Blake              5/30/97             2.6250                      200
Michael J. Blake              6/2/97              2.6250                      200
Michael J. Blake              6/3/97              2.6250                      200
Michael J. Blake              6/9/97              2.6250                      200
Michael J. Blake              6/10/97             2.6250                      200
Michael J. Blake              6/13/97             2.3750                      500
Michael J. Blake              6/24/97             2.4375                      200
Michael J. Blake              7/1/97              2.3125                    1,000
Brian E. Danzis               8/6/97              1.7500                   11,000
Michael J. Blake              8/6/97              1.7500                   10,000
Brian E. Danzis               8/11/97             3.2813                    2,000
Brian E. Danzis               8/12/97             3.0000                    2,000
Brian E. Danzis               8/13/97             3.0625                    1,000
Brian E. Danzis               8/14/97             2.9875                    5,000
Brian E. Danzis               8/19/97             3.030                     5,000

     (d)    Not applicable.

     (e)    Not applicable.

Item 6.     Contracts, Arrangements, Understanding or Relationships with
-------     ------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

     None, except for the information set forth in Item 4 hereof, which is incorporated herein by this reference thereto.

Item 7.     Material to be Filed as Exhibits
-------     --------------------------------

     None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 29, l997


     /s/ Michael J. Blake                          /s/ Brian E. Danzis
------------------------------                  --------------------------
Michael J. Blake                                Brian E. Danzis

                                       7